SMIC 130nm Process Used in Commercial Production of DisplayLink USB Graphics Chips

Shangai, July 27, 2009- Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981.HK) today announced the successful commercial production of a 130nm family of DisplayLink USB graphics chips designed by DisplayLink and manufactured at SMIC.

These new products – the DL-125, DL-165 and DL-195 – make it possible to easily connect additional monitors using USB 2.0-connected docking stations, monitors, mini-monitors, projectors, and adapters. The new silicon and software solution provides a high level of integration for USB graphics devices, supports higher HD display resolutions, and has software and hardware advances that increase overall performance for smoother video playback and interactivity over previous DisplayLink DL-100 series products.

“Thanks to SMIC’s full range of services and support, we can have commercial production ramp-up in high volume to meet the rapidly growing market’s demand together with an ideal cost-performance ratio,” said DisplayLink’s Dennis Crespo, executive vice president of marketing and business development. “As our business continues to expand, we anticipate our collaboration with SMIC will continue to strengthen.”

“SMIC is honored to provide foundry services to DisplayLink, whose rapid development exemplifies the overall growth of the niche consumer electronics fabless design industry,” said Chiou-Feng Chen, Vice President of Marketing and Sales. “By combining SMIC’s manufacturing expertise with DisplayLink’s system and design capabilities, we are able to better serve customers by achieving high standards in quality and cost-performance ratio.”

The new technology is already deployed in Samsung’s new SyncMaster LapFit LD190G and LD220G USB companion monitors and the Lenovo USB-to-DVI Monitor Adapter. For more information and availability of other DisplayLink USB graphics products, visit the DisplayLink online shop.

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35um to 45nm. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com.

For media inquiries, please contact us at:

International Media
Reiko Chang
SMIC Corporate Relations
Tel: +86 (21) 3861 0000
E-mail: Reiko—Chang@smics.com

China Media
Angela Miao
SMIC Public Relations
Tel: +86 (21) 3861 0000
E-mail: Angela—Miao@smics.com

DisplayLink Media Contact
Kim Stowe
Tel: US (408) 839-8750
Email: pr@displaylink.com